FULL CIRCLE CAPITAL CORPORATION
800 Westchester Ave., Suite S-620
Rye Brook, NY 10573
(914) 220-6300

August 31, 2010

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, DC 20549
Attn: Mr. Kevin C. Rupert

Re:	Full Circle Capital Corporation
Registration Statement on Form N-2 (File No. 333-166302)

Dear Mr. Rupert:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Full Circle Capital Corporation (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 4:00 p.m., Eastern Time, on August 31, 2010 or as soon thereafter as possible.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•
should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company confirms to the Staff that, as of the date hereof, no director or officer of the Company, and no member of the investment team of the Company’s investment adviser, Full Circle Advisors, LLC, is the subject of securities litigation.

Very truly yours,

FULL CIRCLE CAPITAL CORPORATION

By:	/s/ John E. Stuart
John E. Stuart
Chief Executive Officer and President